SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 13D
Under the Securities Exchange Act of 1934

Amendment No. 3

NEXIQ Technologies, Inc. (f/k/a WPI Group, Inc.)
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(Name of Issuer)

Common Stock, $0.01 par value
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(Title of Class of Securities)

65334M101
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(CUSIP Number)

Gerald R. Allard
520 South Collier Boulevard
Chalet Number 301
Marco Island, Florida 38937
(941)394-4011
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2001
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Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.240.13d-1(e), 240.13.d-1(f) or 240.13d-1(g), check the following box. [ ]

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(1) Names of reporting persons; I.R.S. Identification Nos. of above persons (entities only)

Gerald R. Allard ###-##-####
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(2) Check the appropriate box if a member of a group

Not applicable
(a) [ ]
(b) [ ]
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(3) SEC use only

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(4) Source of funds (see instructions)

PF

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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

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(6) Citizenship or place of organization

United States

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Number of shares beneficially owned by each reporting person with:

(7) Sole dispositive power     -0-

(8) Shared voting power    880,287

(9) Sole dispositive power     880,287

(10) Shared dispositive power     - 0 -

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(11) Aggregate amount beneficially owned by each reporting person

880,287
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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

[ ]
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(13) Percent of class represented by amount in Row (11)

7.4%
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(14) Type of reporting person

IN
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ITEM 1. SECURITY AND ISSUER

This Schedule relates to Common Stock, $0.01 par value, of NEXIQ Technologies, Inc. (f/k/a WPI Group, Inc.),1155 Elm Street,Manchester, New Hampshire 03101

ITEM 2. IDENTITY AND BACKGROUND

(a) Gerald R. Allard

(b) 520 South Collier Boulevard, Chalet Number 301, Marco Island, Florida 38937

(c) The principal occupation of Gerald R. Allard is investor.

(d) Gerald R. Allard, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Gerald R. Allard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gerald R. Allard is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Gerald R. Allard's source of funds used to acquire securities subject to this Schedule was personal funds, none of which were borrowed. The aggregate purchase price of the securities was $42,500.

ITEM 4. PURPOSE OF TRANSACTIONS.

Gerald R. Allard acquired the securities for investment purposes. Gerald R. Allard does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b),(c),(f),(h),(i) or (j) of Item 4 of Schedule D. Gerald R. Allard may, at any time and from time to time, engage in further purchases or sales of the Company's securities. Gerald R. Allard is a party to a certain Stockholders Agreement dated August 9, 2000 by and among Sunrise Capital Partners, L.P., a Delaware limited partnership ("Sunrise"), the John R. Allard Revocable Trust of 1993, Kim M. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster (the "Stockholders Agreement") pursuant to which has has agreed to vote in favor of the election of up to four nominees designated by Sunrise to the Board of Directors of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)

Common Stock owned of record:                       596,637

Common Stock issuable upon exercise of
Notes held by Gerald R. Allard:                          237,151

Common Stock issuable upon exercise of
Warrants held by Gerald R. Allard:                       46,499

Total Common Stock beneficially owned
by Gerald R. Allard:                                            880,287

The 880,287 shares deemed to be beneficially owned by Gerald R. Allard represent approximately 7.4% of the class (assuming conversion or exercise by Gerald R. Allard of all of his securities).

(b) Gerald R. Allard has shared power with Sunrise to vote or direct the vote, and sole power to dispose or direct the disposition of, the shares. Sunrise is a Delaware limited partnership and a private investment fund having its principal place of business and principal office at 685 Third Avenue, 15th Floor, New York, NY 10017. Sunrise has not, during the last five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Sunrise's shared power to vote or direct the vote of the shares extends only to votes in favor of the election of up to four nominees designated by Sunrise to the Board of Directors of the Company. These rights were granted pursuant to the Stockholders Agreement.

(c) Gerald R. Allard effected the following sales of the securities, in broker transactions, in the past 60 days:

Date	No. of Shares	Price Per Share

August 24	1,000	$1.350
August 31	2,000	$1.265
September 4	3,000	$1.150

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Gerald R. Allard is a party to the Stockholders Agreement pursuant to which he has agreed to vote in favor of the election of up to four nominees designated by Sunrise to the Board of Directors of the Company.

Gerald R. Allard and Sunrise are the parties to a certain Participation Agreement dated August 9, 2000 pursuant to which Gerald R. Allard purchased from the Company 30,878 shares of Common Stock of the Company, a Common Stock Purchase Warrant to purchase 31,907 shares of Common Stock for $1.75 per share on or before August 9, 2005 and a $279,188.60 Convertible Subordinated Note convertible into 162,727 shares of Common Stock of the Company on or before August 9, 2003.

Gerald R. Allard and Sunrise are parties to a certain Participation Agreement dated November 16, 2000 pursuant to which Gerald R. Allard purchased from the Company a Common Stock Purchase Warrant to purchase 4,878 shares of Common Stock of the Company for $1.75 per share on or before November 16, 2005 and a $42,686.40 Convertible Subordinated Note convertible into 24,880 shares of Common Stock of the Company on or before August 9, 2003.

Gerald R. Allard and Sunrise are the parties to a certain Participation Agreement dated January 29, 2001 pursuant to which Gerald R. Allard purchased from the Company a Common Stock Purchase Warrant to purchase 4,857 shares of Common Stock of the Company for $1.75 per share on or before January 29, 2006 and a $42,500.00 Convertible Subordinated Note convertible into 24,772 shares of Common Stock of the Company on or before August 9, 2003.

Gerald R. Allard and Sunrise are the parties to a certain Participation Agreement dated September 21, 2001 pursuant to which Gerald R. Allard purchased from the Company 17,137 shares of Common Stock of the Company, a Common Stock Purchase Warrant to purchase 4,857 shares of Common Stock of the Company for $1.75 per share on or before September 21, 2006 and a $42,500 Convertible Subordinated Note convertible into 24,286 shares of Common Stock of the Company or before July 31, 2003.

The shares of Common Stock of the Company held by Gerald R. Allard are subject to a Registration Rights Agreement dated August 9, 2000 by and among the Company, Sunrise, The John R. Allard Revocable Trust of 1993, Kim M. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster.

The information pertaining to each of the exhibits listed in Item 7 is hereby incorporated, in its entirety, into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.  Stockholders Agreement dated August 9, 2000 by and among Sunrise, The John R. Allard Revocable Trust of 1993, Kim M. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster is incorporated by reference and was filed as an Exhibit to the Schedule 13D of Gerald R. Allard filed in April 10, 2001 (SEC File No. 005-42124).

2.  Participation Agreement dated August 9, 2000 by and between Sunrise and Gerald R. Allard is incorporated by reference and was filed as an Exhibit to the Schedule 13D of Gerald R. Allard filed April 10, 2001 (SEC File No. 005-42124).

3.  Common Stock Purchase Warrant dated August 9, 2000 from the Company to Gerald R. Allard is incorporated by reference and was filed as an Exhibit to the Schedule 13D of Gerald R. Allard filed April 10, 2001 (SEC File No. 005-42124).

4.  Convertible Note Agreement dated July 31, 2000 by and among the Company, WPI Electronics, Inc., WPI Magnetec, Inc., WPI MicroPalm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc. WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, WPI Oyster Terminals, Inc., WPI Husky Technology, Inc., WPI Instruments, Inc. and Sunrise is incorporated by reference and was filed as an Exhibit to the Schedule 13D of Gerald R. Allard filed April 10, 2001 (SEC File No. 005-42124).

5.  Participation Agreement dated November 16, 2000 by and between Sunrise and Gerald R. Allard is incorporated by reference and was filed as an Exhibit to the Schedule 13D of Gerald R. Allard filed April 10, 2001 (SEC File No. 005-42124).

6.  Common Stock Purchase Warrant dated November 16, 2000 from the Company to Gerald R. Allard is incorporated by reference and was filed as an Exhibit to the Schedule 13D of Gerald R. Allard filed April 10, 2001 (SEC File No. 005-42124).

7.  Participation Agreement dated January 29, 2001 by and between Sunrise and Gerald R. Allard is incorporated by reference and was filed as an Exhibit to the Schedule 13D of Gerald R. Allard filed April 10, 2001 (SEC File No. 005-42124).

8.  Common Stock Purchase Warrant dated January 29, 2001 from the Company to Gerald R. Allard is incorporated by reference and was filed as an Exhibit to the Schedule 13D of Gerald R. Allard filed April 10, 2001 (SEC File No. 005-42124).

9.  Participation Agreement dated September 21, 2001 by and between Sunrise and Gerald R. Allard.

10.  Common Stock Purchase Warrant dated September 21, 2001 from the Company to Gerald R. Allard.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 15, 2001

/s/Gerald R. Allard

Gerald R.Allard